UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TERREMARK WORLDWIDE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

881448203

(CUSIP Number)

May 29, 2009

(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 881448203	Schedule 13G	Page 2 of 9 Pages

(1)	NAMES OF REPORTING PERSONS VMware, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 4,000,000(1)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 4,000,000(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%*
(12)	TYPE OF REPORTING PERSON CO

(1)	Shared with the other Reporting Persons solely by virtue of the fact that VMware Bermuda Limited, the record holder of these shares, is a direct wholly owned subsidiary of VMware Global, Inc., which is a direct, wholly owned subsidiary of VMware, Inc. VMware, Inc. is a direct, majority-owned subsidiary of EMC Corporation. VMware Global, Inc., VMware, Inc. and EMC Corporation disclaim beneficial ownership of the shares pursuant to Rule 13d-4.

*	Based on 59,677,667 shares of Common Stock issued and outstanding on January 31, 2009, which is the number of shares of Common Stock represented by the Issuer to be outstanding as of January 31, 2009 in its quarterly report on its Form 10-Q filed with the Securities and Exchange Commission on February 9, 2009.

CUSIP No. 881448203	Schedule 13G	Page 3 of 9 Pages

(1)	NAMES OF REPORTING PERSONS VMware Global, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 4,000,000(1)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 4,000,000(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%*
(12)	TYPE OF REPORTING PERSON CO

(1)	Shared with the other Reporting Persons solely by virtue of the fact that VMware Bermuda Limited, the record holder of these shares, is a direct wholly owned subsidiary of VMware Global, Inc., which is a direct, wholly owned subsidiary of VMware, Inc. VMware, Inc. is a direct, majority-owned subsidiary of EMC Corporation. VMware Global, Inc., VMware, Inc. and EMC Corporation disclaim beneficial ownership of the shares pursuant to Rule 13d-4.

*	Based on 59,677,667 shares of Common Stock issued and outstanding on January 31, 2009, which is the number of shares of Common Stock represented by the Issuer to be outstanding as of January 31, 2009 in its quarterly report on its Form 10-Q filed with the Securities and Exchange Commission on February 9, 2009.

CUSIP No. 881448203	Schedule 13G	Page 4 of 9 Pages

(1)	NAMES OF REPORTING PERSONS VMware Bermuda Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 4,000,000(1)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 4,000,000(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%*
(12)	TYPE OF REPORTING PERSON CO

(1)	Shared with the other Reporting Persons solely by virtue of the fact that VMware Bermuda Limited, the record holder of these shares, is a direct wholly owned subsidiary of VMware Global, Inc., which is a direct, wholly owned subsidiary of VMware, Inc. VMware, Inc. is a direct, majority-owned subsidiary of EMC Corporation. VMware Global, Inc., VMware, Inc. and EMC Corporation disclaim beneficial ownership of the shares pursuant to Rule 13d-4.

*	Based on 59,677,667 shares of Common Stock issued and outstanding on January 31, 2009, which is the number of shares of Common Stock represented by the Issuer to be outstanding as of January 31, 2009 in its quarterly report on its Form 10-Q filed with the Securities and Exchange Commission on February 9, 2009.

CUSIP No. 881448203	Schedule 13G	Page 5 of 9 Pages

(1)	NAMES OF REPORTING PERSONS EMC Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 4,000,000(1)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 4,000,000(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%*
(12)	TYPE OF REPORTING PERSON CO

(1)	Shared with the other Reporting Persons solely by virtue of the fact that VMware Bermuda Limited, the record holder of these shares, is a direct wholly owned subsidiary of VMware Global, Inc., which is a direct, wholly owned subsidiary of VMware, Inc. VMware, Inc. is a direct, majority-owned subsidiary of EMC Corporation. VMware Global, Inc., VMware, Inc. and EMC Corporation disclaim beneficial ownership of the shares pursuant to Rule 13d-4.

*	Based on 59,677,667 shares of Common Stock issued and outstanding on January 31, 2009, which is the number of shares of Common Stock represented by the Issuer to be outstanding as of January 31, 2009 in its quarterly report on its Form 10-Q filed with the Securities and Exchange Commission on February 9, 2009.

Item 1(a).	Name of Issuer:

Terremark Worldwide, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2 South Biscayne Blvd

Suite 2900

Miami, Florida 33131

Item 2(a).	Name of Person(s) Filing:

VMware, Inc. (“VMware”)

VMware Global, Inc. (“VMware Global”)

VMware Bermuda Limited (“VMware Bermuda”)

EMC Corporation (“EMC”)

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

VMware:	3401 Hillview Avenue
Palo Alto, CA 94304

VMware Global:	3401 Hillview Avenue
Palo Alto, CA 94304

VMware Bermuda:	Clarendon House, 2 Church Street
Hamilton HM XC, Bermuda

EMC:	176 South Street
Hopkinton, Massachusetts 01748

Item 2(c).	Citizenship:

VMware:	Delaware

VMware Global:	Delaware

VMware Bermuda:	Ireland

EMC:	Massachusetts

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

881448203

Item 3.	If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

VMware:

(a) Amount beneficially owned: 4,000,000(1)

(b) Percent of class: 6.7%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 4,000,000(1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 4,000,000(1)

VMware Global:

(a) Amount beneficially owned: 4,000,000 (1)

(b) Percent of class: 6.7%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 4,000,000(1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 4,000,000(1)

VMware Bermuda:

(a) Amount beneficially owned: 4,000,000(1)

(b) Percent of class: 6.7%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 4,000,000(1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 4,000,000(1)

EMC:

(a) Amount beneficially owned: 4,000,000(1)

(b) Percent of class: 6.7%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 4,000,000(1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 4,000,000(1)

(1)	Shared with the other Reporting Persons solely by virtue of the fact that VMware Bermuda, the record holder of these shares, is a direct wholly owned subsidiary of VMware Global, which is a direct, wholly owned subsidiary of VMware. VMware is a direct, majority-owned subsidiary of EMC. As of March 1, 2009, EMC owned approximately 83.7% of VMware’s common stock (approximately 29.8% of VMware’s Class A common stock and 100% of VMware’s Class B common stock) and controlled approximately 97.9% of the combined voting power of VMware’s common stock. Each of VMware Global, VMware and EMC may be deemed to beneficially own VMware Bermuda’s shares of Issuer Common Stock. Each of VMware Global, VMware and EMC disclaims beneficial ownership of the shares of Issuer Common Stock held by VMware Bermuda.

*	Based on 59,677,667 shares of Common Stock issued and outstanding on January 31, 2009, which is the number of shares of Common Stock represented by the Issuer to be outstanding as of January 31, 2009 in its quarterly report on its Form 10-Q filed with the Securities and Exchange Commission on February 9, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2009

VMWARE, INC.

By:	/s/ Rashmi Garde
Name:	Rashmi Garde
Title:	Vice President and General Counsel

VMWARE GLOBAL, INC.

By:	/s/ Tom Jurewicz
Name:	Tom Jurewicz
Title:	President and Secretary

VMWARE BERMUDA LIMITED

By:	/s/ Ismail Azeri
Name:	Ismail Azeri
Title:	Director, Secretary

EMC CORPORATION

By:	/s/ Paul T. Dacier
Name:	Paul T. Dacier
Title:	Executive Vice President and General Counsel

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of this 5th day of June, 2009.

VMWARE, INC.

By:	/s/ Rashmi Garde
Name:	Rashmi Garde
Title:	Vice President and General Counsel

VMWARE GLOBAL, INC.

By:	/s/ Tom Jurewicz
Name:	Tom Jurewicz
Title:	President and Secretary

VMWARE BERMUDA LIMITED

By:	/s/ Ismail Azeri
Name:	Ismail Azeri
Title:	Director, Secretary

EMC CORPORATION

By:	/s/ Paul T. Dacier
Name:	Paul T. Dacier
Title:	Executive Vice President and General Counsel